UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Steven A. Museles Chief Legal Officer CapitalSource Inc. 4445 Willard Avenue, 12th Floor Chevy Chase, MD 20815 (301) 841-2700	James E. Showen, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2

1.	Name of Reporting Person: Jason M. Fish		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,697,121

		8.	Shared Voting Power: 2,150,000

		9.	Sole Dispositive Power: 5,697,121

		10.	Shared Dispositive Power: 2,150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,847,121

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)*: ☐

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14055X 10 2

          This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the “Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2003, by Jason M. Fish (the “Reporting Person”) relating to shares of Common Stock, par value $0.01 per share (the “Shares”), of CapitalSource Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meaning set forth in the Reporting Person’s original Statement.

Item 4.	Purpose of Transaction

          Item 4 of the Statement is hereby amended by deleting the second paragraph thereof and replacing it as follows:

          The Shares reported herein include 2,150,000 Shares owned directly by the Fish Children 2000 Trust, an irrevocable trust for the benefit of the Reporting Person’s children. The Reporting Person and his spouse, Courtney Benoist, serve as trustees for the Fish Children 2000 Trust (the “Trustees”). The Trustees may, from time to time, sell the Shares owned by the Fish Children 2000 Trust or distribute the Shares to the beneficiaries of the Fish Children 2000 Trust. The exact number of Shares to be sold or distributed and the time of such sales or distributions will be dependent upon market conditions and other factors deemed relevant by the Trustees.

          Item 4 of the Statement is hereby further amended by adding the following:

          On January 20, 2004, the Issuer filed with the Commission a registration statement on Form S-1 (Registration No. 333-112002) which was subsequently amended on January 23, 2004 and January 27, 2004 (collectively, the “2004 Registration Statement”). As of the date hereof, the 2004 Registration Statement has not been declared effective by the Commission. The 2004 Registration Statement relates to a proposed firm commitment underwritten offering of up to 20,000,000 Shares (including 2,500,000 Shares subject to an option granted to the underwriters named therein to cover over-allotments) by the selling shareholders named therein. The Reporting Person intends to offer and may sell 1,217,135 Shares pursuant to the 2004 Registration Statement. In the event that the underwriter’s over-allotment option is exercised in full, the Reporting Person intends to offer and may sell an additional 176,882 Shares. The completion of the proposed offering is subject to the parties entering into a mutually agreeable underwriting agreement, as well as other conditions, many of which are outside the control of the Reporting Person. As a result, no assurances can be given that the proposed offering will be completed or, if completed, on the terms outlined herein.

Item 5.	Interest in Securities of the Issuer

          Item 5 is hereby amended by deleting paragraphs (a) and (b) thereof and replacing them as follows:

          (a) As of the date hereof, the Reporting Person beneficially owns an aggregate 7,847,121 Shares, which represents 6.6% of the Issuer’s Shares. The Shares beneficially owned by the Reporting Person include 2,150,000 Shares held by the Fish Children 2000 Trust, an irrevocable trust for the benefit of the Reporting Person’s children.

          (b) As of the date hereof, the Reporting Person has the sole power to vote or direct the voting of, or dispose or direct the disposition of 5,697,121 Shares. The Reporting Person shares power with Courtney Benoist, the trustee (the “Trustee”) of the Fish Children 2000 Trust to vote or direct

CUSIP No. 14055X 10 2

the voting of, or dispose of 2,150,000 Shares held by the Fish Children 2000 Trust. The Trustee’s address is c/o Jason M. Fish, CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815. The Trustee is a citizen of the United States, is not presently employed, and has not been involved in any proceeding described in Items 2(d) or (e).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 of the Statement is hereby amended by adding the following:

          Pursuant to a Waiver, dated as of January 26, 2004 (the “Waiver”), Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC (collectively, the “Underwriters”) waived the provision contained in Section 5(j)(ii) of that certain Underwriting Agreement between the Issuer and the Underwriters, dated as of August 6, 2003, which prohibited the Reporting Person from publicly disclosing the intention to make an offer, sale, pledge or disposition, or enter into any other such arrangement, without, in each case, the prior written consent of the Underwriters. This summary of the Waiver is qualified in its entirety by the full terms and conditions of the Waiver. For a copy of the Waiver, see Exhibit 1 hereto.

Item 7.	Materials to be Filed as Exhibits

          Exhibit 1. Waiver, dated January 26, 2004, duly authorized by Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC (filed herewith).

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jason M. Fish Jason M. Fish President and Director

Date: January 27, 2004